UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]               No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]               No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]               No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

EXPLANATORY NOTE

As previously disclosed, on July 29 2020, Vascular Biogenics Ltd. (the “Company”) convened its 2020 annual general meeting of shareholders (the “Meeting”) at 4.00 p.m. (Israel time) at the Company’s offices at 8 HaSatat St. Modi’in, Israel.

At the Meeting, following establishment of a quorum, the Company’s shareholders voted on five proposals, which are summarized below and described in more detail in the Company’s Notice of Annual General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on May 28, 2020.

Proposal 1: To approve the nomination of Dr. Bennett M. Shapiro, Prof. Dror Harats, Prof. Ruth Arnon, Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Mr. David Hastings and Dr. Susan Kelley to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting took place in relation to each director nominee separately).

Proposal 2: To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2020, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its Audit Committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 3: To approve the increase of the Company’s registered share capital by NIS 800,000 and the creation of 80,000,000 ordinary shares, nominal value NIS 0.01 each (“Ordinary Shares”), having the rights and entitlements ascribed to them in the Amended and Restated Articles of Association of the Company (the “Articles”). Following the increase, the registered share capital of the Company shall be NIS 1,500,000 divided into 150,000,000 Ordinary Shares.

Proposal 4: To approve, subject to the approval of the increase of the Company’s registered share capital, the amendment of Article 6 of the Articles and Article 4 the Company’s Memorandum of Association.

Proposal 5: To approve the grant of options under the Company’s 2014 Employee Share Ownership and Option Plan according to the standard agreements as follows: (i) grant of an option to purchase 240,000 Ordinary Shares to Prof. Harats; (ii) grant of an option to purchase 100,000 Ordinary Shares to Dr. Shapiro; (iii) grant of an option to purchase 40,000 Ordinary Shares to Dr. Cohen; (iv) grant of an option to purchase 40,000 Ordinary Shares to Prof. Arnon; (v) grant of an option to purchase 40,000 Ordinary Shares to Ms. Alon; (vi) grant of an option to purchase 40,000 Ordinary Shares to Mr. Hastings; (vii) grant of an option to purchase 40,000 Ordinary Shares to Dr. Kelley; and (viii) grant of an option to purchase 40,000 Ordinary Shares to Dr. Ben Zvi, each of which shall vest upon and in the manner approved by the Compensation Committee and/or the Board of Directors.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Articles, the above proposals were each properly approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: July 30, 2020	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer